UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 14, 2018
(Date of earliest event reported)

THE CHOSEN, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.

4 S 2600 W, Suite 5
Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(435) 635-7262
(Issuer’s telephone number, including area code)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS.

The manager of The Chosen, LLC, a Utah limited liability company (the “Company”), appointed Ronald Daw as “principal accounting officer” of the Company, as such term is defined by the Securities and Exchange Commission (the “SEC”), effective November 14, 2018. Mr. Daw replaces Derral Eves as the principal accounting officer of the Company. Mr. Eves remains the Chief Executive Officer of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Chosen, LLC, a Utah limited liability company

By:	/s/ Derral Eves
Name:	Derral Eves
Title:	Chief Executive Officer
Date:	November 14, 2018